May 21, 2010

Via EDGAR and Facsimile

Ms. Maryse Mills-Apenteng

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549

RE:	BMC Software, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 19, 2010

File No. 1-16393

Dear Ms. Apenteng:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission included in the Staff’s letter to Robert E. Beauchamp, dated May 20, 2010 (the “Comment Letter”), as well as the comment given by the staff by telephone to the undersigned on May 21, 2010, regarding the above-referenced preliminary proxy statement (“Proxy Statement”) of BMC Software, Inc. (the “Company”). Page references contained in this response are to the revised preliminary proxy statement, dated the date hereof (the “Revised Proxy Statement”), which is being filed simultaneously with this response. For the convenience of the Staff, the text of the Staff’s comments are reproduced in their entirety, each followed by the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Revised Proxy Statement.

Proposal Two: Approval of an amendment to the BMC Software, Inc. restated certificate of incorporation, page 20

1.

Please revise the proxy statement to enhance your disclosure regarding the proposed change to the shareholder voting standard for all matters other than the election of directors. Explain the difference between the current voting standard and the proposed voting standard, and the reasons and general effect of the proposal as required by Item 19 of Schedule 14A. We

Ms. Maryse Mills-Apenteng

May 21, 2010

note that this proposal involves the bylaw amendment adopted by the board to change the voting standard which shareholders will not have a separate opportunity to vote upon. See Note A to Schedule 14A.

The Company has expanded the disclosure on page 22 of the Revised Proxy Statement to describe the difference between the current voting standard and the voting standard that would be in effect for all matters other than the election of directors, and to explain the reasons for, and general effect of, the change in voting standard.

2.	Explain any possible anti-takeover effects of changing the voting standard for all matters other than the election of directors. Discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. See Release No. 34-15230.

As an initial matter, the Company notes that the Charter Amendment and Bylaw Amendment do not fit within any of the categories of “anti-takeover” proposals set forth in Attachment A of Release No. 34-15230, and that the proposed Charter Amendment and Bylaw Amendment are not expected to have any anti-takeover effect. The Company has expanded the disclosure, on page 22 of the Revised Proxy Statement, to affirmatively state that the Company does not expect the change in voting standard resulting from the Charter Amendment and Bylaw Amendment to have any anti-takeover effect.

3.	Please revise the proxy statement to disclose that, as a result of the Charter Amendment and Bylaw Amendment, the Board of Directors will be able to modify the voting standards without the approval of stockholders.

The Company has added a statement, on page 22 of the Revised Proxy Statement, that if the Charter Amendment is approved the Company’s Board would be permitted to amend the voting standards in the future without stockholder approval.

Ms. Maryse Mills-Apenteng

May 21, 2010

****

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (713) 918-3559.

In addition, the Company confirms the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ CHRIS C. CHAFFIN
Chris C. Chaffin
VP, Deputy General Counsel & Assistant Secretary

cc: Jan Woo